

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC



05046097

March 3, 2005

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2005

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

Dear Ms. Jones:

This is in response to your letter dated January 5, 2005 concerning the shareholder proposal submitted to Bank of America by Jerome S. Arcaro. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 4 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jerome S. Arcaro
1375 Birch Crest Ct.
Lake Mary, FL 32746



Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

January 5, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Jerome S. Arcaro

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal via electronic mail on June 7, 2004 (the "Proposal") from Jerome S. Arcaro (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on or about April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 28, 2005 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in the States of New York and North Carolina.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.



SUMMARY OF PROPOSAL

The Proposal mandates that the Corporation adopt a Customer Bill of Rights and create a position of Customer Advocate that reports directly to the President.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(1) and (i)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization". The Proposal would require action that, under state law, falls within the scope of powers of the Corporation's board of directors. The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to adopt a Customer Bill of Rights or appoint a Customer Advocate has not been provided to stockholders under Delaware law or the Corporation's certificate of incorporation or by-laws.

The Division has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See *Constellation Energy Group, Inc.* (March 2, 2004); *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides in part that "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Proposal was not drafted as a request of, or as a recommendation to, the Corporation's board of directors. Thus, the Proposal relates to matters for which only the Corporation's board of directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as Associate General Counsel to the Corporation, the Proposals are not proper for stockholder action under Delaware law and are excludable under Rule 14a-8(i)(1).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The Division has routinely found that proposals dealing with customer relations issues relate to ordinary business and, accordingly, may be excluded under Rule 14a-8(i)(7). The Division's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the adoption of policies that govern customer relations or the establishment of committees or departments to deal with customer relations issues. *See Consolidated Edison, Inc.* (March 10, 2003) (proposal relating to the management of employees, interaction with customers and customer relations was excludable); *BellSouth Corporation* (January 9, 2003) (proposal to correct personnel and computer errors relating to customers was excludable); *Verizon Communications Inc.* (January 9, 2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints was excludable); *Wal-Mart Stores, Inc.* (March 27, 2001) (proposal to implement annual customer meetings was excludable); *Deere & Company* (November 30, 2000) (proposal to create a customer satisfaction review committee to review customer complaints regarding the company's products and services was excludable); *OfficeMax, Inc.* (April 17, 2000) (proposal to retain an independent consulting firm to measure customer and employee satisfaction was excludable); *Houston Industries, Inc.* (March 1, 1999) (proposal to adopt a policy regarding customer complaints was excludable); *Columbia/HCA Corporation* (March 2, 1998) (proposal regarding quality control matters was excludable); *AT&T Corporation* (February 8, 1998) (proposal regarding policies for handling customer complaints and suggestions was excludable); *BankAmerica Corporation* (March 23, 1992) (proposal to establish a credit reconsideration committee and provide specified procedures to deal with customers denied credit was excludable); *Ford Motor Company* (March 16, 1992) (proposal to establish an office of quality and customer relations was excludable); and *Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish a committee of independent directors to study the handling of consumer and shareholder complaints was excludable). The Division has also expanded its interpretation of ordinary business matters to include proposals relating to how a company's subcontractors handle customer relations. *See General Motors Corporation* (February 24, 1997) (proposal to establish a committee to review how a subcontractor of the company handles customer relations was excludable).

The Proposal seeks to address numerous aspects of the Corporation's customer relations and customer service policies, as well as establish a separate advocate position to deal with customer relations issues. The proposed Customer Bill of Rights would govern day-to-day customer relationship issues, such as, among other things, the manner of interaction with customers, the use of legal recourse against customers, subcontractor relations with the Corporation's customers, and communication of corporate office phone numbers. The Proposal seeks to micro-manage the Corporation's ordinary business operations, namely, the way the Corporation deals with its customers on a day-to-day basis. Such matters are well within the ordinary business operations of the Corporation and clearly do not raise any significant policy concerns. Based on the foregoing and consistent with the precedent cited above, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Jerome S. Arcaro

EXHIBIT A

Jones, Jacqueline J

From: Relations, Investor
Sent: Monday, June 07, 2004 1:49 PM
To: Jones, Jacqueline J
Cc: Smith, Jane R
Subject: Re: Customer Bill of Rights (KMM13002027I30L0KM)

Text Format:
MESSAGELOBHOME = http://www.bankofamerica.com
MESSAGELOBNAME = Return to the page where you entered Contact Us
MESSAGELOBID = 10
FORM NAME = Investor Relations
TITLE = Mr.
FIRST NAME = Jerome
MIDDLE INITIAL = S
LAST NAME = Arcaro
EMAIL ADDRESS = j.s.arcaro@att.net
STREET ADDRESS = 1375 Birch Crest Ct
CITY = Lake Mary
MESSAGESTATE = FL
POSTALCODE = 32746
DAY PHONE = 407-256-0456
EVENING PHONE = 407-833-8568
SUBJECT = Customer Bill of Rights
COMMENTS = How do I got a proposal on for consideration at the next shareholders annual meeting for the bank to adopt a Customer Bill of Rights? Additionally, I want the shareholders to consider the proposal that the bank create a position of "Customer Advocate" that reports directly to the President.

Customer Bill of Rights
"Customer First"

1. Bank of America exists to service its customers.
2. All Bank of America employees and subcontrators will teat all customers with respect at all times.
3. All Bank of America employees and subcontrators will seek win-win solutions even in the most difficult of cases and only seek legal recourse as a last resort.
4. Bank of America and its subcontractors will never seek to cause harm to any customers.
5. Bank of America shall only employe subcontractors who embrace Bank of America's Customer First philosophy.
5. Bank of America's employees and subcontractors shall only provide financial advise that is in the customer's best interests.
6. Bank of Amercia's employees and subcontractors shall accept responsibility for actions they participate in that causes harm to a customer.
7. Bank of America's employees and subcontractors shall not give false or misleading information to customers.
8. Bank of America's employees and subcontractors are held to the highest standard of ethical conduct.
9. Bank of American shall provide its customers with the phone numbers of the corporate office to facilitate communication between customers and bank executives.
10. Bank of American recognizes that it has a commitment to its customers to provide them with the highest quality services at a reasonable cost the provides all shareholders with an equitable return

on their investment.

As the bank system consolidates, the little guy is treated very unfairly adn with utter disrespect. Have you ever tried to call information to ask for the phone number of Bank of America's corporate offices? You cannot get it. Have you ever called one of the branch offices and asked for the phone number of the corporate office? They cannot give it to you because they don't know it.

Additionally, Bank of America needs to be proactive in protecting its customers. Fleet Bank's staff still maintains the attitude that small customers are dirt that should only be walked on. As a shareholder I resent this philosophy.

I welcome the opportunity to meet with you to discuss this issue. If needed, I will travel to your office to meet with you.

The shares I hold in Bank of America are in held in the name of the International Center for Leadership Development, Inc.

Respectfully Submitted,

Jerome S. Arcaro

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

The proposal relates to the adoption of a "Customer Bill of Rights" and the creation of the position of "Customer Advocate."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., customer relations). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor